Exhibit 99.2

FirstService Corporation

(“Corporation”)

FORM OF PROXY (“PROXY”)

Annual and Special Meeting

Thursday, April 14, 2016 at 4:00 p.m. (Toronto Time)

The Design Exchange, 234 Bay Street, Toronto-Dominion
Centre, Toronto, Ontario M5K 1B2
(“Meeting”)

RECORD DATE:	March 14, 2016
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	April 12, 2016 at 4:00 p.m. (Toronto Time)

VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Bernard I. Ghert, the Lead Director of the Board of Directors of the Corporation, or failing him Douglas G. Cooke, the Vice President, Corporate Controller and Corporate Secretary of the Corporation (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

Proxy Voting - Guidelines and Conditions		Request for Financial Statements

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.	In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements, and MD&As.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.	Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

3.	If you appoint the Management Nominees to vote your	I am a security holder of the Corporation, and as such request the following:
	securities, they will vote in accordance with your instructions	☐ Annual Financial Statements with MD&A
	or, if no instructions are given, in accordance with the	(Mark this box if you would like to receive the Annual Financial Statements and
	Management Voting Recommendations highlighted for each	related MD&A)
Resolution overleaf. If you appoint someone else to vote
	your securities, they will also vote in accordance with your	☐ Interim Financial Statements with MD&A
	instructions or, if no instructions are given, as they in their	(Mark this box if you would like to receive the Interim Financial Statements and
	discretion choose.	related MD&A)

4.	This proxy confers discretionary authority on the person named to	If you are casting your vote online and wish to receive financial statements,
	vote in his or her discretion with respect to amendments or	please complete the online request for financial statements following your
	variations to the matters identified in the Notice of the Meeting	voting instructions.
accompanying the proxy or such other matters which may properly
	come before the Meeting or any adjournment or postponement thereof.	If the cut-off time has passed, please fax this side to 416-595-9593.

5.	Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent
them at the Meeting or any adjournment or postponement
thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the
Corporation.
☐ Check this box if you wish to receive the selected financial statements
6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Corporation.	electronically and print your email address below

7.	To be valid, this proxy must be filed using one of the Voting	E-MAIL (optional)
Methods and must be received by TMX Equity Transfer Services
	Inc.* before the Filing Deadline for Proxies, noted overleaf or in	By providing my email address, I hereby acknowledge and consent to all provisions
	the case of any adjournment or postponement of the Meeting not	outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf less than 48 hours (Saturdays, Sundays and holidays excepted)
	before the time of the adjourned or postponed meeting. Late	FIRSTSERVICE CORPORATION
	proxies may be accepted or rejected by the Chairman of the	FISCAL YEAR – 2016
Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.	If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

Investor inSite

TMX Equity Transfer Services Inc.* offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tmxequitytransferservices.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-393-4891 with any questions.

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.
TMXEquityTransferServices.com
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